SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (this “Report”) of Enel Generación Chile S.A. (“Enel Generación”) contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear throughout this Report and include statements regarding Enel Generación’s intent, belief or current expectations, including but not limited to any statements concerning:

•	Enel Generación’s capital investment program;

•	trends affecting Enel Generación’s financial condition or results from operations;

•	Enel Generación’s dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which Enel Generación’s or its related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, economic fluctuations and interventionist measures by authorities in Chile;

•	water supply, droughts, flooding and other weather conditions;

•	changes in Chilean environmental regulations and the regulatory framework of the electricity industry;

•	Enel Generación’s ability to implement proposed capital expenditures, including Enel Generación’s ability to arrange financing where required;

•	the nature and extent of future competition in Enel Generación’s principal markets; and

•	the factors discussed under Risk Factors in the Annual Report on Form 20-F of Enel Generación for the year ended December 31, 2017, as amended.

You should not place undue reliance on such statements, which speak only as of the date that they were made. Enel Generación’s independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. Enel Generación does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The table in Item 5.F. of Enel Generación’s Annual Report on Form 20-F for the year ended December 31, 2017, as amended, which discloses the cash payment obligations of Enel Generación as of December 31, 2017, is updated in its entirety with the following:

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2017:

	Payments due by Period
Ch$ billion	Total	2018	2019-2020	2021-2022	After 2022
Purchase obligations(1)	6,894	385	833	754	4,922
Interest expense(2)	495	45	85	76	288
Yankee bonds	441	—	—	—	441
Local bonds(3)	327	6	56	60	205
Pension and post-retirement obligations(4)	15	2	4	4	5
Financial leases	17	2	5	5	5
Total contractual obligations	8,189	440	983	899	5,866

(1)	Of the total contractual obligations of Ch$6,894 billion, 57% corresponds to energy purchased, 25% corresponds primarily to fuel supply, 9% corresponds to tolls services and the remaining 9% corresponds to miscellaneous services.
(2)	Interest expense includes the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, as of the date when each interest payment comes due.
(3)	Hedging instruments might substantially affect the outstanding amount of debt.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.

Item 11 of Enel Generación’s Annual Report on Form 20-F for the year ended December 31, 2017, as amended, which provides quantitative and qualitative disclosures about market risks of Enel Generación as of December 31, 2017, is updated in its entirety with the following:

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation business in Chile. These risks are monitored and managed by us in coordination with Enel Chile, our parent company. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2017, we held contracts classified as derivative financial instruments related to natural gas (2.3 million MMBTU of Henry Hub). As of December 31, 2016, we held contracts classified as derivative financial instruments related to diesel oil (2.9 million barrels of Brent diesel oil) and natural gas (3.3million MMBTU of Henry Hub).

In our thermal power plants, which use coal or petroleum-based liquid fuel, the dispatch or bidding mechanism allows these plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. In most cases, we transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2017 and 2016, we did not hold electricity price-sensitive instruments.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%

Total fixed rate	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—

Total variable rate	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—

Total	7,374	31,853	31,977	32,110	32,251	650,449	786,014	963,582

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$614.75 per US$1.00.
(2)	As of December 31, 2017, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
US$	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	0.0%

Total fixed rate	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	—
Variable Rate	0	0	0	0	0	0	0	0
Ch$/UF	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	0.0%
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	0	0	0	0	0	0	0	0

Total variable rate	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	0.0%

Total	7,320	7,440	31,520	51,656	31,801	718,582	828,320	1,019,056

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$669.47 per US$1.00.
(2)	As of December 31, 2016, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk through the use of interest rate derivatives.

At both December 31, 2017 and 2016, 92% of our total outstanding debt was denominated in fixed terms and 8% was subject to variable interest rates. Because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions.

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	500,198	—	—	—	—	—	7,696
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	500,198	—	—	—	—	—	7,696

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$614.75 per US$1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2016, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	523,687	—	—	—	523,687	(23,641)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	523,687	—	—	—	523,687	(23,641)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$669.47 per US$1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

For further detail, please refer to Note 18 of the Notes to our consolidated financial statements.

(d)	Safe Harbor.

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

By:	/s/ Raúl Arteaga
Name:	Raúl Arteaga
Title:	Chief Financial Officer

Date: June 19, 2018